UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Register.com, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

75914G101

(CUSIP Number)

April 22, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75914G101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sheffield Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 434,652

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 434,652

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 434,652

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.8%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sheffield Institutional Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 356,791

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 356,791

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 356,791

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.5%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sheffield International Partners, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 429,157

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 429,157

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 429,157

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.8%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sheffield Asset Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,220,600

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,220,600

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,220,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Register.com, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 575 Eighth Avenue, 8th Floor New York, New York 10018

Item 2.
(a)

Name of Person Filing

This statement is being filed by Sheffield Partners, L.P. (“SPLP”), Sheffield Institutional Partners, L.P. (“SIPLP”), Sheffield International Partners, Ltd. (“SIPLTD”) and Sheffield Asset Management, L.L.C. (“SAM” and together with SPLP, SIPLP and SIPLTD, the “Reporting Persons”).

	(b)	Address of Principal Business Office or, if none, Residence 227 W. Monroe, Suite 4800 Chicago, Illinois 60606
	(c)	Citizenship SPLP Delaware SIPLP Delaware SIPLTD Cayman Islands SAM Delaware
	(d)	Title of Class of Securities Common Stock, $0.0001 par value per share
	(e)	CUSIP Number 75914G101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable; the Reporting Persons are filing this Schedule 13G pursuant to Rule 13d-1(c).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of
The information in items 1 and 5 through 11 on the cover pages (pp. 2 - 5) of this Schedule 13G is hereby incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 28, 2005

Sheffield Partners, L.P.
By:	Sheffield Asset Management, L.L.C.
Its:	General Partner

	By:	/s/ Brian Feltzin
Brian Feltzin, Managing Member

-and-

	By:	/s/ Craig Albert
Craig Albert, Member

Sheffield Institutional Partners, L.P.
By:	Sheffield Asset Management, L.L.C.
Its:	General Partner

	By:	/s/ Brian Feltzin
Brian Feltzin, Managing Member

-and-

	By:	/s/ Craig Albert
Craig Albert, Member

Sheffield International Partners, Ltd.
By:	Sheffield Asset Management, L.L.C.
Its:	Investment Advisor

	By:	/s/ Brian Feltzin
Brian Feltzin, Managing Member

-and-

	By:	/s/ Craig Albert
Craig Albert, Member

Sheffield Asset Management, L.L.C.

By:	/s/ Brian Feltzin
Brian Feltzin, Managing Member

-and-

By:	/s/ Craig Albert
Craig Albert, Member